June 6, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Rose Zukin

Re:	MultiCell Technologies, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 26, 2011
File No. 001-10221

Ladies and Gentleman:

We are responding to the comment received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to MultiCell Technologies, Inc. (the “Company”), dated May 31, 2011 (the “Comment Letter”) relating to the above referenced Preliminary Proxy Statement on Schedule 14A, filed on May 26, 2011 (the “Proxy”).

For your convenience, we have repeated your comment below in bold type before our response.

Preliminary Proxy Statement filed May 26, 2011

1.
We note your disclosure that “[a]t this time, the Company does not have any specific agreements or arrangements to acquire any business or engage in any investment opportunity or otherwise to issue additional shares of the Company’s common stock, except as set forth in this proposal below and as set forth in the Company’s annual report on Form 10-K for the fiscal year ended November 30, 2010.”

Your proxy statement should describe all agreements or arrangements that you have with respect to the authorized but unissued shares that would be available as a result of the approval of the amendment to the Amended and Restated Certificate of Incorporation to effect an increase in the number of authorized shares of the company’s common stock.  It is not appropriate to reference agreements or arrangements that are disclosed in the Form 10-K.  Please revise your disclosure in this section to describe all plans, arrangements, or understandings, written or oral, for the issuance of any of the authorized but unissued shares.  This disclosure would include all shares that will be reserved for issuance in accordance with outstanding options, rights, warrants or contractual obligations.

Response:  Pursuant to the Staff’s comment, the Company has revised its disclosure in the Proxy to clarify the description of all agreements or arrangements that the Company has with respect to the authorized but unissued shares that will be available as a result of the approval of the amendment to the Amended and Restated Certificate of Incorporation to effect an increase in the number of authorized shares of the Company’s common stock.  The Company has revised the sentence quoted in the Commission’s comment to read, in its entirety, as follows:

“At this time, the Company does not have any specific agreements or arrangements to acquire any business or engage in any investment opportunity or otherwise to issue additional shares of the Company’s common stock, except for the convertible debenture and related warrants issued pursuant to the Company’s agreement with La Jolla Cove Investors (“LJCI”) as described in the paragraph below.”

* * * * * * *

The Company hereby acknowledges the following:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments.  Please direct your questions or comments regarding the Company’s response to the undersigned at (401) 762-0045.  Thank you for your assistance.

Sincerely,

/s/ W. Gerald Newmin
President

cc:	Martin J. Waters, Esq.
Scott Watkinson, Esq.
Patrick M. Anding, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation